UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 15, 2014

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	__✓___	Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	______	No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.                                    A news release dated 3 June 2014 entitled ‘VODAFONE AND ROGERS COMMUNICATIONS ANNOUNCE PARTNER MARKET AGREEMENT IN CANADA’

2.                                    A news release dated 3 June 2014 entitled ‘VODAFONE TO ESTABLISH NEW LONDON HUB FOR PRODUCT AND SERVICES INNOVATION AND DEVELOPMENT’

3.                                    A news release dated 6 June 2014 entitled ‘VODAFONE PUBLISHES FIRST GLOBAL LAW ENFORCEMENT DISCLOSURE REPORT SPANNING 29 COUNTRIES’

4.                                    Stock Exchange Announcement dated 2 June 2014 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

5.                                    Stock Exchange Announcement dated 10 June 2014 entitled ‘2014 ANNUAL REPORT ON FORM 20-F’

6.                                    Stock Exchange Announcement dated 12 June 2014 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

7.                                    Stock Exchange Announcement dated 16 June 2014 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

8.                                    Stock Exchange Announcement dated 18 June 2014 entitled ‘ VODAFONE PUBLISHES ANNUAL GROUP SUSTAINABILITY REPORT’

9.                                    Stock Exchange Announcement dated 18 June 2014 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

10.                            Stock Exchange Announcement dated 26 June 2014 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

11.                            Stock Exchange Announcement dated 30 June 2014 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

3 June 2014

VODAFONE AND ROGERS COMMUNICATIONS ANNOUNCE PARTNER MARKET AGREEMENT IN CANADA

Vodafone and Rogers Communications (“Rogers”) - a leading diversified Canadian communications and media company - today jointly announced a new Partner Market agreement.

Under the non-equity agreement, Rogers becomes Vodafone’s exclusive partner in Canada and the two companies will explore new business opportunities as well as offer customers a range of products and services, including 4G roaming services.

Multinational customers of Vodafone Global Enterprise will benefit from the addition of Canada to their existing contracts for international managed services. In addition, Rogers will be able to draw on Vodafone’s expertise in building and developing 4G mobile broadband networks, working with leading global equipment providers.

Vodafone Group Chief Executive Vittorio Colao said: “We are delighted that Rogers has joined our successful Partner Markets community. Canada is an important market as we continuously expand our roaming capabilities across North America.”

Rogers CEO Guy Laurence commented: “We’re focused on significantly improving our customers’ experience and believe that the knowledge and resources we will get from this alliance will be a big benefit to our customers.  We will draw on expertise and best practices from operators around the world to improve the products and services, like roaming and unified voice solutions, that we offer our consumer and business customers.”

Rogers joins Vodafone’s Partner Market group of more than 30 telecommunications companies operating in nearly 50 countries. The Partner Market agreement extends Vodafone’s international experience, innovation and scale to the Canadian market to generate revenue opportunities, cost savings and value for both companies and their customers.

- ends -

For further information:

Vodafone Group

Media Relations Investor Relations

www.vodafone.com/media/contact

Telephone:  +44 (0) 7919 990 230

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 27 countries, partners with mobile networks in 49 more, and fixed broadband operations in 17 markets. As of 31 March 2014, Vodafone had 434 million mobile customers and 9 million fixed broadband customers. For more information, please visit: www.vodafone.com

About Rogers Communications

Rogers Communications is a diversified Canadian communications and media company. We are Canada’s largest provider of wireless voice and data communications services and one of Canada’s leading providers of cable television, high speed internet and telephony services. Through Rogers Media we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com.

3 June 2014

VODAFONE TO ESTABLISH NEW LONDON HUB FOR PRODUCT AND SERVICES INNOVATION

AND DEVELOPMENT

Vodafone Group today announced that it will establish a new hub in London for its global product and services innovation and development activity, bringing it closer to its customers in Europe, Africa and India and enabling the company to benefit from a wealth of technology skills and talent in the UK and Europe.

The hub for Vodafone xone, which will move from its existing base in Silicon Valley to the UK capital, will be responsible for the global development and incubation of new and emerging technologies that complement and augment Vodafone’s existing products and services. A team of highly-skilled engineers, technical architects and designers will:

•                  build and test device prototypes;

•                  develop new apps and services that complement Vodafone’s existing strategy; and

•                  help accelerate the time it takes to get the very latest technologies into the hands of Vodafone customers.

Vodafone plans to consolidate and expand its xone technology and marketing teams in London who will work closely with their colleagues globally to bring new products and services to market.

Pratapa Bernard has been appointed as the new head of Vodafone xone reporting to Stefano Parisse, Vodafone’s consumer services director.  Pratapa formerly led Vodafone’s consumer services business in emerging markets and succeeds Fay Arjomandi who has decided to leave Vodafone to pursue other opportunities.

Stefano Parisse, Vodafone’s consumer services director, said: “Establishing a new hub for Vodafone xone in London will bring our product development team closer to the customers it serves. It will allow us to draw on a vast pool of technology talent in the UK and Europe and simplify our development process, enabling us to get the very latest technology into the hands of our customers as quickly as possible.”

Vodafone Ventures, Vodafone’s capital investment arm, will maintain its headquarters in California and will continue to work with early-stage start-ups in the US.  Vodafone Global Enterprise, which serves an increasing number of businesses throughout the US, will also maintain its presence in Silicon Valley.

- ends -

For further information:

Vodafone Group Media Relations

www.vodafone.com/media/contact

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 27 countries, partners with mobile networks in 48 more, and fixed broadband operations in 17 markets. As of 31 March 2014, Vodafone had 434 million mobile customers and 9 million fixed broadband customers. For more information, please visit: www.vodafone.com

6 June 2014

VODAFONE PUBLISHES FIRST GLOBAL LAW ENFORCEMENT DISCLOSURE REPORT SPANNING 29 COUNTRIES

Vodafone Group today published its first Law Enforcement Disclosure report which provides a detailed insight into the legal frameworks, governance principles and operating procedures associated with responding to demands for assistance from law enforcement and intelligence agencies across 29 countries. The report - which is the first of its kind published anywhere in the world - consists of three sections:

•                  a detailed overview of the legal, governance and operational factors underpinning law enforcement and intelligence agency access to customers’ private data;

•                  a country-by-country section providing aggregate statistical data where permissible, both from Vodafone’s local operations and from official sources, on the volume of demands made by government authorities, and summaries of the outcome of Vodafone’s extensive analysis of the extent to which it is lawful to disclose information related to agency and authority demands; and

•                  a legal annexe summarising the most relevant legislation governing agency and authority access to customer data in each of Vodafone’s 29 countries of operation. This information has not previously been published by any operator and is made available by Vodafone on a Creative Commons licence to enable others to expand the body of work over time.

The report covers agency and authority demands for lawful interception and communications data for the period 1 April 2013 to 31 March 2014. It will be updated at least annually in future and can be found online at www.vodafone.com/sustainability/lawenforcement

- ends -

For further information:

Vodafone Group Media Relations

www.vodafone.com/media/contact

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 27 countries, partners with mobile networks in 48 more, and fixed broadband operations in 17 markets. As of 31 March 2014, Vodafone had 434 million mobile customers and 9 million fixed broadband customers. For more information, please visit: www.vodafone.com

02 June 2014

RNS: 6358I

Vodafone Group Plc (‘the Company’)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL

RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company announces that notification was received on 30 May 2014 that, Gerard Kleisterlee, a Non-Executive Director of the Company, acquired an interest in 41,000  ordinary shares of US$0.20 20/21  each (“Ordinary Shares”) in the Company at the price of £2.04 per Ordinary Share.

As a result of the above, Gerard Kleisterlee   now has an interest in 100,775 Ordinary Shares.

END

10 June 2014

RNS: 2790J

Vodafone Group Plc (“Vodafone”)

2014 Annual Report on Form 20-F

Vodafone has filed its 2014 Annual Report on Form 20-F with the US Securities and Exchange Commission (the “SEC”).  It is available at vodafone.com/20f and also on the SEC’s website (sec.gov). In addition, shareholders resident in the United States can receive a hard copy of the Annual Report free of charge upon request by contacting The Bank of New York Mellon at 1-800-555-2470.

END

12 June 2014

RNS: 5101J

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised by Computershare Trustees Limited that on 11 June 2014 the persons discharging managerial responsibility noted below, acquired the following number of ordinary shares of US$0.20 20/21 each in the Company, at the price of 201.15p per share in connection with the Vodafone Share Incentive Plan:

Name of Director / PDMR	Number of Shares
Nick Jeffery	124
Matthew Kirk	124
Ronald Schellekens	124

END

16 June 2014

RNS: 7353J

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice of  the following changes in share interests of a director and person discharging managerial responsibility of the Company:

The Company was notified on 14 June 2014 that Gerard Kleisterlee, Chairman of the Company,  received, through the dividend reinvestment plan, an interest in 1,747 ordinary shares of US$0.11 3/7 each in the Company (“Ordinary Shares”) at the price of 221.2405p per Ordinary Share on 12 February 2014. Mr Kleisterlee now holds an interest in 101,708 shares.

END

18 June 2014

RNS: 9305J

VODAFONE PUBLISHES ANNUAL GROUP SUSTAINABILITY REPORT

Vodafone has published its annual Group Sustainability Report 2013/14, which includes a new section on Law Enforcement Disclosure.

The full 2013/14 Sustainability Report can be found at www.vodafone.com/sustainability/report2014 and is a companion publication to the Group’s statutory Annual Report 2013/14, available at www.vodafone.com/ar2014

END

18 June 2014

RNS: 9741J

Vodafone Group Plc (‘the Company’)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company announces that notification was received on 18 June 2014 that, Luc Vandevelde, a Non-Executive Director of the Company, acquired an interest in 5,000  ordinary shares of US$0.20 20/21  each (“Ordinary Shares”) in the Company at the price of £1.983 per Ordinary Share.

As a result of the above, Luc Vandevelde now has an interest in 70,100 Ordinary Shares.

END

26 June 2014

RNS: 6525K

VODAFONE GROUP PLC (‘the Company’)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company announces that notification was received on 25 June 2014 that, Nicholas Charles Edward Land, a Non-Executive Director of the Company, acquired an interest in 10,000  ordinary shares of US$0.20 20/21  each (“Ordinary Shares”) in the Company at the price of £1.90445 per Ordinary Share.

As a result of the above, Nicholas Charles Edward Land now has an interest in 42,090 Ordinary Shares.

END

30 June 2014

RNS : 9597K

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market of the following:

Vodafone’s issued share capital consists of 28,811,963,728 ordinary shares of U.S.$0.20 20/21 each with voting rights, of which 2,369,623,932 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,442,339,796.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 15, 2014	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary